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MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A")

        This Management's Discussion and Analysis of Results of Operations and Financial Condition ("MD&A") should be read in conjunction with the interim consolidated financial statements of Kinross Gold Corporation ("Kinross" or the "Company") for the period ended September 30, 2006. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult the Company's annual audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005 for additional details, which are available on the Company's website www.kinross.com and on www.sedar.com, for additional details. The interim consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided as a note to the annual audited financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the three and nine months ended September 30, 2006. This MD&A is prepared as of November 2, 2006.

1.     Overview

        The profitability of the Company and its competitors is subject to the world prices of gold and silver and the costs associated with the acquisition of mining interests, exploration and development of mining interests, mining and processing of gold and silver, regulatory and environmental permitting and compliance and general and administrative functions. The prices of gold and silver and many of the costs associated with the Company's construction and operating activities are subject to a multitude of variables outside the Company's control. Management continually strives to be an efficient, cost-effective producer in order to minimize the impact of price movements.

Consolidated Financial and Operating Highlights

	Three months ended September 30,		Q3		Nine months ended September 30,		YTD
	2006	2005	Change		2006	2005	Change
(in millions except ounces and per share amounts)
Gold equivalent ounces — produced(a)	365,555	406,195	(10%	)	1,114,301	1,230,272	(9%	)
Gold equivalent ounces — sold	359,827	409,564	(12%	)	1,135,152	1,238,638	(8%	)
Average realized gold price ($/ounce)	$621	$440	41%		$593	$430	38%
Metal sales	$223.6	$181.1	23%		$674.2	$535.5	26%
Operating earnings (loss)	$60.8	$(34.1)	nm		$156.3	$(34.8)	nm
Net earnings (loss)	$50.3	$(44.4)	nm		$124.8	$(61.7)	nm
Basic earnings (loss) per share	$0.14	$(0.13)	nm		$0.36	$(0.18)	nm
Diluted earnings (loss) per share	$0.14	$(0.13)	nm		$0.36	$(0.18)	nm
Cash flow from operating activities	$85.8	$52.5	63%		$200.8	$109.9	83%

(a)
Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each period. This ratio for the three and nine months ended September 30, 2006 was 53.12:1 and 53.61:1, respectively, compared with 62.19:1 and 61.09:1 for the three and nine months ended September 30, 2005.

(b)
"nm" denotes not meaningful.

2.     Impact of Key Economic Trends

        The MD&A included in Kinross' 2005 Annual Report contains a discussion of the key economic trends that affect the Company and its financial statements. Included in this MD&A is an update that reflects any significant changes since the preparation of the 2005 Annual MD&A.

Price of gold

        The price of gold is the largest single factor in determining profitability and cash flow from operations. The average market price of gold during the three months ended September 30, 2006, was $622 per ounce, compared with an average of $440 per ounce during the comparable period in 2005. For the nine months ended September 30, 2006, the average market price of gold was $601 per ounce, compared with an average of $432 per ounce in the nine months ended

September 30, 2005. Prices ranged from a low of $525 to a high of $725 in the nine months ended September 30, 2006. During the first nine months of 2006, the Company realized an average price of $593 per ounce on its sale of gold.

U.S. dollar against foreign currencies

        Kinross receives its revenues through the sale of gold in U.S. dollars. A portion of the operating costs and capital expenditures for the Company's non-U.S. operations which are located in Canada, Brazil and Chile, are denominated in the local currency. Movement in the exchange rate between the currencies of these countries and the U.S. dollar has an impact on profitability and cash flow. During the first nine months of 2006, compared to the same period in 2005, the Canadian dollar, Brazilian real and Chilean peso all strengthened against the U.S. dollar resulting in increased costs to the Company.

Inflationary cost pressures

        In addition to the weaker U.S. dollar, the Company's profitability has also been negatively impacted by rising costs with respect to labour, energy and consumables in general. Since mining is an energy-intensive activity, prices of energy in the form of fuel and electricity can have a significant impact on operations. Other consumables, such as steel, concrete and tires, have also had recent increases in price.

3.     Outlook

        Gold equivalent ounces produced during the first nine months of 2006 were above budget and the Company expects to exceed the previously forecasted annual gold equivalent production of 1.44 million ounces by approximately 20,000 ounces. It is expected that higher commodity and energy costs, along with appreciation of the Canadian dollar, Chilean peso and Brazilian real against the U.S. dollar, over the past nine months, continue to negatively impact costs and result in higher cost of sales.

4.     Developments

Acquisition of Crown Resources Corporation

        On August 31, 2006, the Company completed the acquisition of Crown Resources Corporation ("Crown"), and with it acquired the Buckhorn Mountain property in Washington State, U.S.A. Total consideration of approximately $219.6 million included the issuance of approximately 14.6 million common shares, the Company's previous ownership interests in Crown, consisting of 511,640 shares acquired in January 2004 and a $10.0 million convertible debenture issued in May 2005, plus accrued interest, and estimated transaction costs. The purchase price was allocated on a preliminary basis as follows:

Current assets	$0.1
Property, plant and equipment (net)	219.8
Other long-term assets	0.1
Current liabilities	(0.3)
Reclamation and remediation obligations	(0.1)

$219.6

        The purchase price has been allocated to the fair market value of the assets acquired and liabilities assumed on a preliminary basis and is subject to adjustment.

Agreement to Dispose of New Britannia Mine

        On September 29, 2006, Kinross entered into a definitive purchase agreement ("Purchase Agreement") with Pegasus Mines Limited ("Pegasus"), Piper Capital Inc. ("Piper") and Garson Resources Ltd. ("Garson") to dispose of its interest in the New Britannia mine. Upon regulatory approval and completion of financing by Piper and Garson, the Company will receive a 19.9% interest in each of Piper and Garson, and its CDN $1.9 million letter of credit supporting reclamation obligations will be released. Kinross will also receive a CDN $3.9 million letter of credit from Pegasus which is refundable upon reaching commercial production.

Sale of assets and investments

        During the first nine months of 2006, the Company continued the process of disposing of non-core assets. The most significant transactions were:

Aquarius Property

        On December 7, 2005, Kinross signed a letter of intent to sell its Aquarius property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100.0 million common shares of St Andrew and common share purchase warrants to acquire 25.0 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on a value of approximately $14.3 million for the consideration to be received and a carrying value for the Aquarius property of $51.1 million, the Company recorded an impairment charge to the carrying value of property, plant and equipment and goodwill of $36.8 million in 2005. At December 31, 2005, the Aquarius property was considered an asset held for sale. On May 10, 2006, the Company closed the sale of the Aquarius property to St Andrew whereby the Company received proceeds which consisted of 100.0 million common shares and 25.0 million common share purchase warrants, recording a gain on the sale of $0.1 million. Subsequently, St Andrew completed a 20 to 1 share consolidation and as a result, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants as at September 30, 2006.

Katanga

        On June 27, 2006, the Company received 5,751,500 shares of Katanga Mining Limited ("Katanga") in exchange for its 11.67% interest in Kinross Forrest Ltd. ("KF Ltd."). As at June 30, 2006, Kinross held a 7.50% interest in Katanga. No gain or loss was recorded on this transaction. On September 8, 2006, Kinross sold the 5,751,500 shares in Katanga through a private placement for proceeds of $31.4 million resulting in a gain of $31.3 million.

Lupin Mine

        On June 19, 2006, Kinross signed a definitive agreement to sell the Lupin mine in the Territory of Nunavut to Wolfden Resources Inc. ("Wolfden"). Upon completion of this transaction Wolfden will own the mine and the related property, Kinross will be relieved of its obligation to reclaim the mine site, retire $16.5 million letters of credit and $3.6 million in promissory notes, and deliver a Canadian $3.0 million standby letter of credit to Wolfden. Kinross has also agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007. If the Lupin mill is demolished by Wolfden without restarting the mill, the letter of credit will be drawn on to help fund the demolition costs. Kinross will pay up to CDN $1.0 million for reclamation and closing of the tailings facility if the mill is restarted, and up to CDN $4.0 million if the mill is not restarted, provided the work is performed before the end of 2008. The Company also agreed that if the price of gold exceeds $500 per ounce, Kinross will be paid a 1% royalty.

Blanket Mine

        The Company concluded its sale of the Blanket mine to Caledonia Mining Corporation ("Caledonia") on July 5, 2006 and recorded a gain on sale of $2.9 million. As a result of deconsolidating the Zimbabwe operations in 2001, the mine had a carrying value of nil.

5.     Consolidated Financial Results for the Three and Nine Months Ended September 30, 2006

Summary of consolidated financial and operating performance

	Three months ended September 30,		Q3		Nine months ended September 30,		YTD
	2006	2005	Change		2006	2005	Change
(in millions except ounces and per share amounts)
Gold equivalent ounces — produced	365,555	406,195	(10%	)	1,114,301	1,230,272	(9%	)
Gold equivalent ounces — sold	359,827	409,564	(12%	)	1,135,152	1,238,638	(8%	)
Average realized gold price ($/ounce)	$621	$440	41%		$593	$430	38%
Total metal sales	$223.6	$181.1	23%		$674.2	$535.5	26%
Operating earnings (loss)	$60.8	$(34.1)	nm		$156.3	$(34.8)	nm
Net earnings (loss)	$50.3	$(44.4)	nm		$124.8	$(61.7)	nm
Basic earnings (loss) per share	$0.14	$(0.13)	nm		$0.36	$(0.18)	nm
Diluted earnings (loss) per share	$0.14	$(0.13)	nm		$0.36	$(0.18)	nm

	As at September 30, 2006	As at December 31, 2005
Cash and cash equivalents	$134.8	$97.6
Current assets	$271.5	$241.9
Total assets	$2,005.4	$1,698.1
Current liabilities	$188.7	$177.9
Total liabilities	$581.6	$622.0
Shareholders' equity	$1,423.8	$1,076.1

Third quarter 2006 vs. third quarter 2005

  •
  During the three months ended September 30, 2006, the Company's share of gold equivalent ounces sold was 12% lower than in the corresponding period in 2005. Increases at Fort Knox, Crixás, Porcupine Joint Venture and Refugio were offset by decreases at Round Mountain, La Coipa, Paracatu, Musselwhite, Kettle River and Kubaka. At Kubaka, the remaining stockpiles have been processed and the site is now winding down.

  •
  As a result of an increase in realized gold prices of 41% in the third quarter of 2006 as compared to the same period in 2005, revenues from metal sales increased 23%, even though gold equivalent ounces sold decreased. The Company sold 359,827 gold equivalent ounces at an average realized gold price of $621 per ounce, compared with 409,564 gold equivalent ounces sold at an average realized price of $440 per ounce during the same quarter in 2005.

  •
  Operating earnings were $60.8 million in the third quarter of 2006 compared to the operating loss of $34.1 million during the corresponding quarter in 2005 primarily due to a higher average realized gold price, despite a lower number of ounces sold and gains on the disposals of assets and investments. These increases, plus the impact of lower depreciation, depletion and amortization expenses were partially offset by higher operating costs and increased general and administrative expenses. Accretion and reclamation expense in the third quarter of 2006 increased to $25.8 million from $3.1 million in the same period in 2005 due to increases in the fair value estimate of the reclamation liabilities, resulting from changes to cost estimates and changes in the planned activities needed to remediate and reclaim the DeLamar site requiring a charge of $22.8 million. Depreciation, depletion and amortization expenses were lower at Fort Knox primarily as a result of impairment charges taken in 2005 and at Round Mountain due to increased reserves.

  •
  Due to increases in input commodity prices and the appreciation of local currencies in non-U.S. countries where the Company has operations, cost of sales increased 2% in the third quarter of 2006 compared to the same quarter in 2005, despite selling fewer ounces.

  •
  Net earnings in the third quarter of 2006 were $50.3 million, or $0.14 per share, compared with a net loss of $44.4 million, or $0.13 per share, for the third quarter of 2005. The increase in earnings from operations along with a reduction in other net expenses was partially offset by an increase in the tax provision.

  •
  Cash flow provided by operating activities increased to $85.8 million, or 63%, in the third quarter of 2006 as compared to the same period in 2005 as a result of higher earnings due to higher gold prices. Cash flow also increased due to a decrease in working capital requirements as compared to the same period in 2005.

First nine months of 2006 vs. first nine months of 2005

  •
  The Company sold 1,135,152 gold equivalent ounces during the first nine months of 2006 which was 8% lower than in the corresponding period in 2005 due to lower sales at Round Mountain, La Coipa, Musselwhite, Porcupine Joint Venture, Kettle River and Kubaka. The remaining stockpiles at Kubaka have now been processed and it is now in reclamation. Increased ounces were sold at Fort Knox, Crixás, Paracatu and Refugio. Realized gold prices averaged $593 as compared to $430 in the same period in 2005, an increase of 38%.

  •
  Despite selling fewer ounces, revenues from metal sales increased 26% period-over-period due to higher average realized gold prices.

  •
  Primarily due to the higher average realized gold price, the Company recorded operating earnings of $156.3 million in the first nine months of 2006, compared with an operating loss of $34.8 million in the same period in 2005. In addition to higher prices for gold, other items contributing to the improvement in operating earnings were gains on the disposal of assets and investments and the impact of reductions in depreciation, depletion and amortization due to higher reserves at Round Mountain and an impairment charge at Fort Knox in 2005. This was offset in part by increases in cost of sales, exploration and business development, general and administrative expenses and accretion and reclamation expense. As a result of changes in the planned activities required to reclaim and remediate the DeLamar site, an additional charge of $22.8 million was recorded in reclamation and remediation expense in the third quarter of 2006.

  •
  Increases in cost of sales were reported across most segments as a result of higher costs, including power and fuel, even though ounces sold decreased at all operations except Fort Knox, Crixás, Paracatu and Refugio.

  •
  Net earnings of $124.8 million were reported during the first nine months of 2006 compared with a net loss of $61.7 million in the same period in 2005. Stronger operating earnings were partially offset by higher income and mining taxes.

  •
  Higher revenues resulted in an 83% increase in cash flow to $200.8 million provided by operating activities in the first nine months of 2006 from $109.9 million during the same period in 2005. The increase was offset in part by higher operating expenses, increases in general and administrative costs and increases in exploration expenditures. Cash increased $37.2 million to $134.8 million as at September 30, 2006, from $97.6 million at December 31, 2005.

Segment earnings (loss)

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change $	Change %		2006	2005	Change $	Change %
Operating Segments
Fort Knox	$23.7	$3.7	$20.0	541%		$65.4	$12.9	$52.5	407%
Round Mountain	25.3	10.8	14.5	134%		70.9	20.1	50.8	253%
La Coipa	0.9	(2.3)	3.2	nm		11.4	(3.7)	15.1	408%
Crixas	6.4	2.5	3.9	156%		19.7	10.1	9.6	95%
Paracatu	8.8	0.7	8.1	1157%		22.8	2.5	20.3	812%
Musselwhite	(0.1)	(1.4)	1.3	93%		(0.2)	(4.5)	4.3	96%
Porcupine Joint Venture	6.1	0.9	5.2	578%		12.1	7.6	4.5	59%
Refugio	4.6	1.0	3.6	360%		14.5	1.9	12.6	663%
Kettle River	(1.0)	(0.8)	(0.2)	(25%	)	(3.0)	(1.7)	(1.3)	(76%	)
Other operations(a)	(8.6)	3.1	(11.7)	(377%	)	(13.8)	4.1	(17.9)	nm
Corporate & Other(b)	(5.3)	(52.3)	47.0	90%		(43.5)	(84.1)	40.6	48%

Total	$60.8	$(34.1)	$94.9	nm		$156.3	$(34.8)	$191.1	nm

(a)
Other operations include Kubaka and Gurupi.

(b)
Includes gains on asset sales

Mining operations

Fort Knox (100% ownership and operator) — Alaska, U.S.A

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)	3,507	3,396	111	3%		10,113	9,716	397	4%
Grade (grams/tonne)	0.76	0.92	(0.16)	(17%	)	0.85	0.91	(0.06)	(7%	)
Recovery (%)	86.8%	88.1%	(1.3% )	(1%	)	85.8%	87.2%	(1.4% )	(2%	)
Gold equivalent ounces
Produced	81,348	88,298	(6,950)	(8%	)	260,462	248,677	11,785	5%
Sold	86,519	78,670	7,849	10%		264,435	237,178	27,257	11%
Financial data (in millions)
Metal sales	$54.0	$34.9	$19.1	55%		$160.3	$103.0	$57.3	56%
Cost of sales(a)	24.3	21.9	2.4	11%		75.3	62.5	12.8	20%
Accretion and reclamation expense	0.4	0.3	0.1	33%		1.0	0.9	0.1	11%
Depreciation, depletion and amortization	5.1	8.6	(3.5)	(41%	)	17.7	25.6	(7.9)	(31%	)

	$24.2	$4.1	$20.1	490%		$66.3	$14.0	$52.3	374%
Exploration	0.4	0.3	0.1	33%		0.6	0.5	0.1	20%
Other	0.1	0.1	—	0%		0.3	0.6	(0.3)	(50%	)

Segment earnings	$23.7	$3.7	$20.0	541%		$65.4	$12.9	$52.5	407%

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent production was down 8% to 81,348 ounces in the third quarter of 2006 compared to the corresponding period in 2005 because of a lower recovery rate and lower grade ore from the pit and stockpile. This was partially offset by a 3% increase in the number of tonnes processed relating to softer ore processed and an improvement in mill availability as compared to the same period in 2005.

  •
  Due to the increases in the price of gold and a 10% increase in the number of ounces sold, revenues from metal sales increased by 55%.

  •
  With an increase of 10% in the number of ounces sold, cost of sales also increased 11%, reflecting increases in the cost of fuel and maintenance supplies.

  •
  Depreciation, depletion and amortization expense in the third quarter of 2006 decreased 41% over the comparable period in 2005 despite an increase in gold equivalent ounces sold. This was the effect of a lower carrying value of property, plant and equipment as a result of an impairment charge of $141.8 million recorded in 2005.

First nine months of 2006 vs. first nine months of 2005

  •
  Gold equivalent production in the first nine months of 2006 increased 5% to 260,462 ounces as compared to the first nine months of 2005. This was the result of increasing the number of tonnes processed due to improved mill availability, processing softer ore, and resolution of 2005 slope instability issues. This increase was partially offset by a lower recovery rate and processing lower grade pit and stockpile ore.

  •
  Revenues from metal sales increased 56% over the same period in 2005 with the increase in gold price and an 11% increase in the number of ounces sold.

  •
  Cost of sales increased by 20% in the first nine months of 2006 as compared with the first nine months of 2005. This was the result of an increase of 11% in the number of gold equivalent ounces sold and additional increases in the cost of fuel and maintenance supplies.

  •
  Depreciation, depletion and amortization in the first nine months of 2006 decreased by 31% compared to the same period in 2005 which was the effect of reducing the carrying value of property, plant and equipment due to the impairment charge recorded in 2005.

Round Mountain (50% ownership and operator) — Nevada, U.S.A

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	8,550	13,623	(5,073)	(37%	)	32,751	46,011	(13,260)	(29%	)
Grade Mined (grams/tonne)	0.79	0.79	—	0%		0.69	0.75	(0.06)	(8%	)
Gold equivalent ounces
Produced	85,975	98,357	(12,382)	(13%	)	259,535	294,495	(34,960)	(12%	)
Sold	87,377	106,985	(19,608)	(18%	)	267,999	293,476	(25,477)	(9%	)
Financial data (in millions)
Metal sales	$54.7	$47.8	$6.9	14%		$161.7	$127.2	$34.5	27%
Cost of sales(b)	25.2	26.8	(1.6)	(6%	)	76.2	73.8	2.4	3%
Accretion and reclamation expense	0.4	0.5	(0.1)	(20%	)	1.2	1.4	(0.2)	(14%	)
Depreciation, depletion and amortization	2.2	9.0	(6.8)	(76%	)	9.9	30.7	(20.8)	(68%	)

	$26.9	$11.5	$15.4	134%		$74.4	$21.3	$53.1	249%
Exploration	1.6	0.7	0.9	129%		3.5	1.2	2.3	192%
Other	—	—	—	0%		—	—	—	0%

Segment earnings	$25.3	$10.8	$14.5	134%		$70.9	$20.1	$50.8	253%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent production in the third quarter of 2006 was lower than in the same period in 2005 by 12,382 ounces, or 13%. As a result of fewer tonnes and lower grade ore placed on the leach pads, there was a 37% reduction in tonnes processed. This was partially offset by a higher mill grade and improved mill throughput.

  •
  Metal sales revenues increased 14% due to a higher realized gold price, even though gold equivalent ounces sold decreased by 18%.

  •
  Cost of sales decreased 6% in the third quarter of 2006 as compared to the same period in 2005, due to a reduction in the ounces sold offset by higher costs of fuel, cyanide, lime and electricity. Revenue based royalties increased as a result of the higher gold prices.

  •
  Depreciation, depletion and amortization was 76% lower in the third quarter of 2006 as compared to the same period in 2005 due to the increase in reserves recorded at the end of 2005.

  •
  The increase in exploration costs in the third quarter of 2006 as compared to the third quarter of 2005 reflects the commencement of the underground decline project in 2005 compared to three months of successful advance in 2006.

First nine months of 2006 vs. first nine months of 2005

  •
  Gold equivalent production decreased 12% during the first nine months of 2006 as compared to the first nine months of 2005 due to lower grade ore and fewer tonnes processed on the leach pads. Tonnes processed during the first nine months of 2006 were down 29% due to reduced loader availability, crusher downtime, mill liner change, unscheduled maintenance and weather-related delays.

  •
  Revenues from metal sales increased 27% as compared to the same period in 2005 as a result of higher realized gold prices, even though there was a reduction in the number of gold equivalent ounces sold.

  •
  Cost of sales was 3% higher during the first nine months of 2006 due to increased revenue-based royalties and increases in the cost of fuel, cyanide, lime and electricity.

  •
  Depreciation, depletion and amortization was 68% lower in the first nine months of 2006 as compared to the same period in 2005 due to the increase in reserves recorded at the end of 2005.

  •
  Exploration costs increased in the first nine months of 2006 as compared to the same period in 2005 due to the commencement of the underground decline project in 2005 compared to a full nine month advance in 2006.

La Coipa (50% ownership, Goldcorp 50%, ownership and operator) — Chile

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	1,278	1,517	(239)	(16%	)	4,332	4,805	(473)	(10%	)
Grade (grams/tonne)
Gold	0.76	0.99	(0.23)	(23%	)	0.94	0.98	(0.04)	(4%	)
Silver	73.99	45.40	28.59	63%		61.59	45.92	15.67	34%
Recovery (%)
Gold	77.9%	78.6%	(0.7% )	(1%	)	81.4%	80.0%	1.4%	2%
Silver	58.0%	46.4%	11.6%	25%		57.5%	54.1%	3.4%	6%
Gold equivalent ounces
Produced	28,233	27,701	532	2%		99,379	92,077	7,302	8%
Sold	23,209	28,365	(5,156)	(18%	)	96,641	103,075	(6,434)	(6%	)
Financial data (in US$ millions)
Metal sales	$14.5	$12.5	$2.0	16%		$58.1	$44.3	$13.8	31%
Cost of sales(b)	9.2	10.8	(1.6)	(15%	)	31.3	34.9	(3.6)	(10%	)
Accretion and reclamation expense	0.2	0.1	0.1	100%		0.7	0.3	0.4	133%
Depreciation, depletion and amortization	3.4	3.7	(0.3)	(8%	)	12.4	11.8	0.6	5%

	$1.7	$(2.1)	$3.8	nm		$13.7	$(2.7)	$16.4	nm
Exploration	0.5	0.2	0.3	150%		1.4	0.7	0.7	100%
Other	0.3	—	0.3	0%		0.9	0.3	0.6	200%

Segment earnings	$0.9	$(2.3)	$3.2	nm		$11.4	$(3.7)	$15.1	nm

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the second quarter of 2006, Goldcorp Inc. acquired the 50% interest in La Coipa from Barrick Gold Corporation.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent production increased 2% during the third quarter of 2006 from the same period in 2005. Processed tonnes were lower by 16% but were offset by higher grades of silver ore from the Coipa Norte pit, a successful start-up of Puren and improved silver recovery rates.

  •
  Revenue from metal sales increased 16% due to increases in gold and silver prices from the same period in 2005, despite an 18% decrease in the number of gold equivalent ounces sold.

  •
  The reduction in cost of sales of 15% occurred as a direct result of the decreased number of gold equivalent ounces sold and higher stripping costs expensed in 2005. This decrease was partially offset by increases in input commodity costs.

  •
  Depreciation, depletion and amortization recorded in the third quarter of 2006 decreased 8% over the same period in 2005, primarily due to a decrease in gold equivalent ounces sold. This decrease was offset in part by the impact of decreased reserves recorded at the end of 2005 on current period depreciation, depletion and amortization.

First nine months of 2006 vs. first nine months of 2005

  •
  During the first nine months of 2006, gold equivalent production increased 8% which reflects the improvement in the grade of silver being recovered from the Coipa Norte pit, the start-up of Puren in 2006 and improvements in overall recovery rates.

  •
  With the increase in gold and silver prices, metal sales revenue rose 31% in the first nine months of 2006 compared to the first nine months of 2005. This increase was mitigated by a 6% reduction in the gold equivalent ounces sold during these nine months.

  •
  The reduction in cost of sales was 10% during the first nine months of 2006 as compared to the same period in 2005. This was due to a lower number of gold equivalent ounces sold and higher stripping costs expensed in 2005. These decreases were offset in part by increases in input costs.

  •
  Depreciation, depletion and amortization increased 5% in the first nine months of 2006 as compared to the same period in 2005 reflecting the impact of decreased reserves recorded at the end of 2005. This increase was partially offset by a lower number of gold equivalent ounces sold.

Crixás (50% ownership, AngloGold Ashanti 50%, ownership and operator) — Brazil

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	195	187	8	4%		596	562	34	6%
Grade (grams/tonne)	8.03	8.38	(0.35)	(4%	)	7.94	8.40	(0.46)	(5%	)
Recovery (%)	95.4%	95.4%	0.0%	0%		95.4%	95.5%	(0.1% )	(0%	)
Gold equivalent ounces
Produced	24,063	24,055	8	0%		72,608	72,400	208	0%
Sold	23,360	20,308	3,052	15%		73,077	69,357	3,720	5%
Financial data (in millions)
Metal sales	$14.1	$8.9	$5.2	58%		$43.4	$29.9	$13.5	45%
Cost of sales(b)	4.0	3.2	0.8	25%		13.7	10.4	3.3	32%
Accretion and reclamation expense	—	—	—	0%		0.1	0.1	—	0%
Depreciation, depletion and amortization	3.4	3.1	0.3	10%		9.4	9.1	0.3	3%

	$6.7	$2.6	$4.1	158%		$20.2	$10.3	$9.9	96%
Exploration	0.4	0.1	0.3	300%		0.7	0.2	0.5	250%
Other	(0.1)	—	(0.1)	nm		(0.2)	—	(0.2)	nm

Segment earnings	$6.4	$2.5	$3.9	156%		$19.7	$10.1	$9.6	95%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent production remained flat during the third quarter of 2006 compared with the corresponding period in 2005, with a 4% increase in tonnes processed offset by the lower grade caused by variability of the vein ore.

  •
  The 15% increase in the quantity of gold equivalent ounces sold and the increase in gold prices resulted in revenues from metal sales rising by 58% in the third quarter of 2006 as compared to the same period in 2005.

  •
  Cost of sales rose 25% in the third quarter of 2006 as compared to the same period in 2005 as a result of a 7% appreciation of the Brazilian real against the U.S. dollar and the increase in gold equivalent ounces sold.

  •
  The increase in depreciation, depletion and amortization reflects the increase in the number of ounces of metal sold in the third quarter of 2006, as compared to the same period in 2005 and the impact of the reduction in reserves in 2005.

  •
  Exploration costs increased nominally as a result of additional exploration efforts made in Open Pit Mina III and Palmeiras during 2006.

First nine months of 2006 vs. first nine months of 2005

  •
  Gold equivalent production remained flat during the first nine months of 2006 as compared with the same period in 2005. The increase in the tonnes processed was offset by a reduction in the grade of ore.

  •
  Metal sales revenue rose 45% due to a 5% increase in the quantity of metal sold and a higher realized gold price.

  •
  The increase in cost of sales by 32% during the first nine months of 2006 as compared with the same period in 2005 is primarily due to the appreciation of the Brazilian real against the U.S. dollar and the increase in the gold equivalent ounces sold.

  •
  The 3% increase in depreciation, depletion and amortization is due to the increase in number of gold equivalent ounces sold in the first nine months of 2006 as compared to the same period in 2005 and the impact of the reduction in reserves in 2005.

  •
  Exploration costs increased nominally as investments have been made in Open Pit Mina III and Palmeiras during 2006.

Paracatu (100% ownership and operator) — Brazil

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)	4,408	4,477	(69)	(2%	)	13,019	12,367	652	5%
Grade (grams/tonne)	0.41	0.43	(0.02)	(5%	)	0.40	0.43	(0.03)	(7%	)
Recovery (%)	75.1%	78.5%	(3.4% )	(4%	)	77.0%	77.5%	(0.5% )	(1%	)
Gold equivalent ounces
Produced	43,649	48,366	(4,717)	(10%	)	131,014	132,227	(1,213)	(1%	)
Sold	45,047	48,066	(3,019)	(6%	)	134,794	132,381	2,413	2%
Financial data (in millions)
Metal sales	$28.0	$21.1	$6.9	33%		$80.2	$57.1	$23.1	40%
Cost of sales(a)	16.8	12.8	4.0	31%		46.5	36.4	10.1	28%
Accretion and reclamation expense	0.2	0.2	—	0%		0.6	0.6	—	0%
Depreciation, depletion and amortization	3.2	4.4	(1.2)	(27%	)	9.4	12.4	(3.0)	(24%	)

	$7.8	$3.7	$4.1	111%		$23.7	$7.7	$16.0	208%
Exploration	0.3	2.5	(2.2)	(88%	)	0.8	4.7	(3.9)	(83%	)
Other	(1.3)	0.5	(1.8)	(360%	)	0.1	0.5	(0.4)	(80%	)

Segment earnings	$8.8	$0.7	$8.1	1157%		$22.8	$2.5	$20.3	812%

(a)
Cost of sales excludes accretion, depreciation, depletion and amortization.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent production decreased by 10% in the third quarter of 2006 as compared to the same period in 2005 resulting from a lower grade and lower recovery due to unexpected ore hardness.

  •
  Revenue from gold sales increased by 33% due to the higher price of gold, even though production was lower, as compared to the corresponding quarter in 2005.

  •
  Although ounces sold decreased, cost of sales increased by 31% over the same period in 2005. This was because of higher production taxes due to higher gold prices, appreciation of the Brazilian real against the U.S. dollar and higher costs for grinding media and power.

  •
  The life of the mine was extended as a result of increases in reserves recorded in 2005. This resulted in reduced depreciation, depletion and amortization expense in the third quarter of 2006 as compared to the same period in 2005.

  •
  Exploration costs in the quarter ended September 30, 2006 were lower than in the same quarter of 2005 by 88% due to decreased exploration activity in 2006.

First nine months of 2006 vs. first nine months of 2005

  •
  During the first nine months of 2006, gold equivalent production was down by 1% compared with the same period in 2005 as a result of a lower grade being mined, offset in part by higher production tonnage.

  •
  Revenue from metal sales in the first nine months of 2006 increased by 40% due to increases in gold prices and an increase in the number of ounces sold compared with the first nine months of 2005.

  •
  Cost of sales in the first nine months of 2006 as compared to the same period in 2005 rose 28% due to higher production taxes associated with higher gold prices, an increase in the quantity of ounces sold, strengthening of the Brazilian real against the U.S. dollar and increased cost of energy and consumables.

  •
  The life of the mine was extended as a result of increases in reserves recorded in 2005. This resulted in reduced depreciation, depletion and amortization expense in the first nine months of 2006 as compared to the same period in 2005.

  •
  Exploration costs incurred during the first nine months of 2006 were lower than in the same period in 2005 by 80% as increased costs were incurred for a program to expand reserves in 2005.

Musselwhite (31.93% ownership, Goldcorp 68.07%, ownership and operator) — Ontario, Canada

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	299	359	(60)	(17%	)	975	1,089	(114)	(10%	)
Grade (grams/tonne)	6.40	5.50	0.90	16%		5.54	5.70	(0.16)	(3%	)
Recovery (%)	96.4%	94.8%	1.6%	2%		95.3%	95.2%	0.1%	0%
Gold equivalent ounces
Produced	18,031	20,877	(2,846)	(14%	)	51,830	61,824	(9,994)	(16%	)
Sold	17,936	19,560	(1,624)	(8%	)	53,597	61,200	(7,603)	(12%	)
Financial data (in millions)
Metal sales	$11.2	$9.2	$2.0	22%		$32.3	$27.0	$5.3	20%
Cost of sales(b)	8.3	7.0	1.3	19%		23.3	20.3	3.0	15%
Accretion and reclamation expense	—	—	—	0%		0.1	0.1	—	0%
Depreciation, depletion and amortization	2.6	3.2	(0.6)	(19%	)	7.8	9.6	(1.8)	(19%	)

	$0.3	$(1.0)	$1.3	(130%	)	$1.1	$(3.0)	$4.1	(137%	)
Exploration	0.4	0.3	0.1	33%		1.3	1.4	(0.1)	(7%	)
Other	—	0.1	(0.1)	nm		—	0.1	(0.1)	nm

Segment loss	$(0.1)	$(1.4)	$1.3	(93%	)	$(0.2)	$(4.5)	$4.3	96%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        In the second quarter of 2006, Goldcorp Inc. acquired the 68.07% interest in Musselwhite from Barrick Gold Corporation.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent ounces produced in the third quarter of 2006 were down 14% as tonnes processed dropped by 17% while the grade improved by 16% as compared to the corresponding period in 2005. Production quantities were lower, largely due to lack of stope availability due to ground problems and labour availability. Access to a higher grade zone is reflected in the improved grade in 2006 from the same period in 2005.

  •
  Metal sales in the third quarter of 2006 were up by 22% as compared to the same period in 2005 due to higher gold prices, despite selling 8% fewer gold equivalent ounces.

  •
  Compared to the third quarter of 2005, cost of sales increased by 19% as a result of increases in the costs of underground development and the appreciation in the Canadian dollar against the U.S. dollar.

  •
  The 19% decrease in depreciation, depletion and amortization from the same period in 2005 is the result of fewer ounces sold and the effects of an increase in reserves in late 2005.

First nine months of 2006 vs. first nine months of 2005

  •
  Gold production for the first nine months of 2006 as compared to the same period in 2005 was 16% lower due to fewer tonnes being processed and a lower grade overall for the nine month period.

  •
  Revenues from metal sales were higher by 20% for the first nine months of 2006 as compared to the same period in 2005, which reflected the higher realized gold price, even though gold equivalent ounces sold were down by 12%.

  •
  In the first nine months of 2006, cost of sales increased 15% although gold equivalent ounces sold were down by 12% as a result of appreciation of the Canadian dollar against the U.S. dollar, compared with the first nine months of 2005.

  •
  The 19% decrease in depreciation, depletion and amortization from the same period in 2005 is the result of fewer ounces sold and the effects of an increase in reserves in late 2005.

Porcupine Joint Venture (49% interest, Goldcorp Inc. 51%, ownership and operator) — Ontario, Canada

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	1,055	1,032	23	2%		3,140	3,200	(60)	(2%	)
Grade (grams/tonne)	2.71	2.80	(0.09)	(3%	)	2.49	2.97	(0.48)	(16%	)
Recovery (%)	94.3%	92.5%	1.8%	2%		91.8%	92.9%	(1.1% )	(1%	)
Gold equivalent ounces
Produced	42,869	38,747	4,122	11%		112,714	143,112	(30,398)	(21%	)
Sold	40,494	38,358	2,136	6%		115,946	141,018	(25,072)	(18%	)
Financial data (in millions)
Metal sales	$25.0	$17.4	$7.6	44%		$69.6	$62.0	$7.6	12%
Cost of sales(b)	14.0	12.4	1.6	13%		44.0	39.1	4.9	13%
Accretion and reclamation expense	0.5	0.2	0.3	150%		1.4	0.7	0.7	100%
Depreciation, depletion and amortization	3.0	2.9	0.1	3%		8.4	11.5	(3.1)	(27%	)

	$7.5	$1.9	$5.6	295%		$15.8	$10.7	$5.1	48%
Exploration	1.4	1.0	0.4	40%		3.4	2.9	0.5	17%
Other	—		—	0%		0.3	0.2	0.1	50%

Segment earnings	$6.1	$0.9	$5.2	578%		$12.1	$7.6	$4.5	59%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

In the second quarter of 2006, Goldcorp Inc. acquired the 51% interest in the Porcupine Joint Venture from Barrick Gold Corporation.

Third quarter 2006 vs. third quarter 2005

  •
  Gold equivalent production increased by 11% during the third quarter of 2006 as compared to the corresponding period in 2005 due to more selective mining at the Pamour pit and commencement of production from the Dome underground operation.

  •
  Metal sales increased by 44% due to higher gold prices and an increase in the number of gold equivalent ounces sold in the third quarter of 2006 as compared to the corresponding period in 2005.

  •
  Due to appreciation of the Canadian dollar against the U.S. dollar and higher commodity costs during the third quarter of 2006, compared to 2005, cost of sales increased by 13%.

First nine months of 2006 vs. first nine months of 2005

  •
  For the first nine months of 2006, gold equivalent production was lower than in the first nine months of 2005 as a result of restricted access due to road construction, equipment and labour availability and weather-related issues and delays related to localized ground conditions. This decrease in production was mitigated as production improved in the third quarter of 2006.

  •
  Although the number of equivalent gold ounces sold was lower by 18% in the first nine months of 2006 as compared to the same period in 2005, revenues from metal sales increased by 12% due to higher realized gold prices.

  •
  The increase in cost of sales of 13% was caused by appreciation of the Canadian dollar against the U.S. dollar and higher commodity costs during the first nine months of 2006 as compared to 2005.

  •
  The reduction in the number of ounces sold is reflected in a lower cost for depreciation, depletion and amortization in the first nine months of 2006 as compared to the same period in 2005.

Refugio (50% ownership and operator) — Chile

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
	2006	2005	Change	Change %		2006	2005	Change	Change %
Operating Statistics
Tonnes processed (000's)(a)	3,962	2,500	1,462	58%		10,828	2,713	8,115	299%
Grade (grams/tonne)	0.70	0.91	(0.21)	(23%	)	0.71	0.93	(0.22)	(24%	)
Gold equivalent ounces
Produced	29,883	6,234	23,649	379%		88,808	11,129	77,679	698%
Sold	26,129	6,261	19,868	317%		85,002	11,425	73,577	644%
Financial data (in millions)
Metal sales	$16.2	$2.7	$13.5	500%		$51.1	$4.9	$46.2	943%
Cost of sales(b)	8.6	1.6	7.0	438%		29.5	2.9	26.6	917%
Accretion and reclamation expense	0.1	0.1	—	0%		0.2	0.1	0.1	100%
Depreciation, depletion and amortization	1.7	—	1.7	nm		5.0	—	5.0	nm

	$5.8	$1.0	$4.8	480%		$16.4	$1.9	$14.5	763%
Exploration	0.8	—	0.8	nm		1.4	—	1.4	nm
Other	0.4	—	0.4	nm		0.5	—	0.5	nm

Segment earnings	$4.6	$1.0	$3.6	360%		$14.5	$1.9	$12.6	663%

(a)
Tonnes processed represent 100% interest.

(b)
Cost of sales excludes accretion, depreciation, depletion and amortization.

        The Refugio mine went into production in the second half of 2005 and achieved its targeted production rate in November 2005. As a result, comparative amounts from 2005 are not meaningful.

        Metal sales revenue of $16.2 million was generated from the sale of 26,129 gold equivalent ounces in the third quarter of 2006, generating operating earnings of $4.6 million. The average grade was 0.70 grams per tonne. Cost of sales was $8.6 million and depreciation, depletion and amortization was $1.7 million.

        In the first nine months of 2006, operating earnings of $14.5 million were achieved on the sale of 85,002 gold equivalent ounces, bearing an average grade of 0.71 grams per tonne. Revenue of $51.1 million was generated. Cost of sales was $29.5 million and depreciation, depletion and amortization was $5.0 million.

Kettle River (100% ownership and operator) — Washington, U.S.A.

        There was no production at the Kettle River mine in the first nine months of 2006 as mining at Emanuel Creek was completed in November 2005, and the mill was temporarily shut down. Gold equivalent production was 15,811 ounces and 54,446 ounces during the third quarter and first nine months of 2005, respectively. The acquisition of Crown Resources was completed in the third quarter of 2006 and construction of the upper portal area and other basic surface infrastructure commenced late September. The staff continue to focus on permitting and engineering of the mine.

        On October 17, 2006, the Okanagan Highlands Alliance filed an administrative appeal of the water rights and stormwater permits issued by the Washington State Department of Ecology and the reclamation permit issued by the Washington State Department of Natural Resources. The appeal asserts that the permits were improperly issued and that the State prepared Supplemental Environmental Impact Statement supporting the permits is inadequate. While it would be premature to predict the outcome of the appeal at this stage of the proceedings, the Company believes it has substantial defences to the appeal, including any motion for a stay of operations.

Other operating segments

Kubaka (98.1% ownership and operator) — Russia

        All mining activities at Kubaka and Birkachan had been completed by June 2005 and stockpiles had been processed by the end of the third quarter of 2006. During the third quarter and first nine months of 2006, the mine sold 8,821 and 35,947 gold equivalent ounces, respectively. As a result of the completion of production at Kubaka, materials and supplies inventory was written down by $7.6 million.

Exploration and business development

        Exploration and business development expenses increased for the three and nine months ended September 30, 2006 from the same periods in 2005. Expenses were $10.2 million and $27.1 million, compared with $7.3 million and $18.6 million for the corresponding periods in 2006 and 2005, respectively. Exploration and business development expenses are expected to be $39.0 million for the year. The Company's exploration program continues to focus on replacing and increasing reserves at existing mines and increasing reserves at its development projects.

General and administrative

        General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative expense for the three and nine months ended September 30, 2006 was $13.6 million and $38.4 million, compared with $12.9 million and $33.8 million in the corresponding periods in 2006 and 2005, respectively. The increase was primarily the result of higher personnel costs, stock-based compensation expense, and a strengthening Canadian dollar as compared to the U.S. dollar.

Other income (expense) — net

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change	Change %		2006	2005	Change	Change %
Interest and other income	$1.8	$1.8	—	0%		$5.1	$5.3	(0.2)	(4%	)
Interest expense	(2.2)	(2.0)	(0.2)	(10%	)	(6.9)	(5.6)	(1.3)	(23%	)
Foreign exchange gains (losses)	0.9	(8.5)	9.4	nm		(9.7)	(21.4)	11.7	55%
Non-hedge derivative losses	—	(0.8)	0.8	100%		—	(0.7)	0.7	nm

Other income (expense) — net	$0.5	$(9.5)	10.0	nm		$(11.5)	$(22.4)	10.9	49%

Interest expense

        Interest expense totalled $2.2 million and $6.9 million, respectively, for the three and nine months ended September 30, 2006, compared with $2.0 million and $5.6 million, respectively, during the corresponding period in 2005. The increased interest expense is the result of higher interest rates offset in part by a reduction in outstanding debt. Total long-term debt at September 30, 2006 was $88.2 million, compared to $159.3 million at December 31, 2005. The Company capitalized interest of $2.3 million during the first nine months of 2006 relating to capital development projects at Fort Knox, Paracatu and Round Mountain.

Non-hedge derivative gains and losses

        The Company had written call options outstanding on 255,000 gold ounces at an average strike price of $522 per ounce at December 31, 2005. During the first nine months of 2006, all of the call options were closed resulting in a pre-tax loss of $8.2 million.

Foreign exchange gains (losses)

        The Company recorded a gain of $0.9 million on foreign exchange in the third quarter of 2006 as compared to a loss of $8.5 million in the corresponding period in 2005. During the first nine months of 2006, a foreign exchange loss of $9.7 million was recorded compared to a loss of $21.4 million in the same period in 2005. The gains and losses on foreign exchange are largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's non-U.S. operations.

Income and mining taxes

        The Company is subject to tax in various jurisdictions, including Canada, the United States, Russia, Brazil and Chile. The Company has substantial operating losses and other tax deductions in Canada, the United States and Chile (Refugio mine) to shelter future taxable income in those jurisdictions. The Company's joint venture investment in the La Coipa mine (Chile) is held in a separate Chilean company which is subject to tax. During the first nine months of 2006, the Company recorded a provision for income and mining taxes of $19.7 million on earnings before tax of $144.8 million. During the comparable period in 2005, the Company's provision for income and mining taxes was $4.0 million on a loss before tax of $57.2 million. There are a number of factors that can significantly impact the Company's effective tax rate, including: geographic distribution of income, varying rates in different jurisdictions, non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.

6.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity for the three and nine months ended September 30, 2006 and 2005:

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change $	Change %		2006	2005	Change $	Change %
Cash flow:
Provided from operating activities	$85.8	$52.5	$33.3	63%		$200.8	$109.9	$90.9	83%
Used in investing activities	(24.5)	(27.6)	3.1	11%		(99.1)	(112.2)	13.1	12%
Provided by (used in) financing activities	(75.5)	—	(75.5)	nm		(66.5)	36.0	(102.5)	(285%	)
Effect of exchange rate changes on cash	—	—	—	0%		2.0	—	2.0	nm

Increase (decrease) in cash and cash equivalents	(14.2)	24.9	(39.1)	(157%	)	37.2	33.7	3.5	10%
Cash and cash equivalents:
Beginning of period	149.0	56.7	92.3	163%		97.6	47.9	49.7	104%

End of period	$134.8	$81.6	$53.2	65%		$134.8	$81.6	$53.2	65%

Operating activities

        Cash flow provided by operating activities was $85.8 million in the three months ended September 30, 2006, compared with $52.5 million in the same period in 2005. During the nine months ended September 30, 2006, cash flow provided by operating activities was $200.8 million, an increase of 83% over the same period in 2005. Cash flow increases for both the quarter and year-to-date are due to increased earnings, resulting from higher realized gold prices and changes in working capital requirements in 2006 versus 2005.

Investing activities

        Net cash used in investing activities was $24.5 million in the third quarter of 2006, compared to $27.6 million in the same period of 2005. The reduction in the use of cash is largely attributable to receiving net proceeds of $28.6 million on additions and disposals of long-term investments and other assets in the third quarter of 2006 as compared to net proceeds of $3.8 million of cash in the same period in 2005. Additions to property, plant and equipment were $61.1 million in the third quarter of 2006, an increase from $32.8 million during the corresponding quarter in 2005. Net cash used in investing activities in the first nine months of 2006 was $99.1 million, a decrease of 12% over the first nine months of 2005. The decrease was primarily due to receiving net proceeds of $29.0 million on additions and disposals of long-term investments and other assets in the first nine months of 2006 as compared to a net use of $14.4 million of cash in the same period in 2005, partially offset by an increase in additions to property, plant and equipment of $28.1 million.

        The following provides a breakdown by segment of capital expenditures:

	Three months ended September 30,		Q3 2006 vs 2005			Nine months ended September 30,		YTD 2006 vs 2005
(in millions)	2006	2005	Change $	Change %		2006	2005	Change $	Change %
Operating Segments
Fort Knox	$15.0	$11.0	$4.0	36%		$36.5	$33.3	$3.2	10%
Round Mountain	10.3	0.9	9.4	1044%		18.7	3.6	15.1	419%
La Coipa	1.2	0.6	0.6	100%		7.1	2.8	4.3	154%
Crixas	2.1	1.9	0.2	11%		6.1	4.8	1.3	27%
Paracatu	20.5	4.5	16.0	356%		38.1	13.8	24.3	176%
Musselwhite	1.0	1.3	(0.3)	(23%	)	3.3	3.2	0.1	3%
Porcupine Joint Venture	4.0	5.5	(1.5)	(27%	)	14.4	18.3	(3.9)	(21%	)
Refugio	0.3	5.6	(5.3)	(95%	)	3.3	27.1	(23.8)	(88%	)
Kettle River	6.7	0.2	6.5	3250%		8.6	0.2	8.4	4200%
Other operations	—	—	—	0%		—	0.2	(0.2)	(100%	)
Corporate & Other	—	1.3	(1.3)	(100%	)	1.5	2.2	(0.7)	(32%	)

	$61.1	$32.8	$28.3	86%		$137.6	$109.5	$28.1	26%

        Capital expenditures during the first nine months of 2006 included costs related to accessing phase six ore zones at Fort Knox, pit expansion at Round Mountain, ongoing development of Hoyle Pond at the Porcupine Joint Venture and at Paracatu for the mine and mill expansion project.

Financing activities

        Financing activities in the third quarter and first nine months of 2006 used net cash of $75.5 million and $66.5 million, respectively, compared to no net cash flow effect in the third quarter of 2005 and net cash provided by financing of $36.0 million in the first nine months of 2005. Cash provided by financing activities in 2006, both for the third quarter and first nine months related to the issuance of shares through the exercise of stock options and the net issuance of debt. The Company issued debt of $9.7 million in the third quarter of 2006 and did not issue any debt in the same period in 2005. Debt repayments totalled $84.8 million and $0.4 million in the third quarter of 2006 and 2005, respectively, with total debt repayments of $94.8 million and $1.3 million for the first nine months of 2006 and 2005, respectively.

        As of November 1, 2006, there were 362.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.7 million share purchase options outstanding under its share option plan, 1.1 million restricted share rights under its share plan and 25.0 million common share purchase warrants outstanding, convertible into 8.3 million common shares.

Balance sheet

	As at:
(in millions)	September 30, 2006	December 31, 2005
Cash and cash equivalents	$134.8	$97.6
Current assets	$271.5	$241.9
Total assets	$2,005.4	$1,698.1
Current liabilities	$188.7	$177.9
Total debt(a)	$102.9	$176.1
Total liabilities(b)	$581.6	$622.0
Shareholders' equity	$1,423.8	$1,076.1

Statistics
Working capital	$82.8	$64.0
Working capital ratio(c)	1.44x	1.36x

(a)
Includes long-term debt plus the current portion thereof and preferred shares.

(b)
Includes non-controlling interest.

(c)
Current assets divided by current liabilities.

        Year-to-date, cash increased by $37.2 million to $134.8 million, with cash flow from operating activities offsetting the Company's use of cash in financing and investing activities. During the first nine months of 2006, the Company's net debt position (cash and cash equivalents less long-term debt) decreased from $61.7 million to a net cash position of $46.6 million. The decrease in the net debt position was largely the result of cash generated from operations. The increase in cash and accounts receivable and other assets, along with a decrease in accounts payable and accrued liabilities, resulted in an increase in net working capital of $18.8 million to $82.8 million.

Credit facility

        During the third quarter of 2006, the Company entered into a new $200.0 million term loan, and a $300.0 million revolving credit facility which replaced and extended the previous $295.0 million revolving facility. The $300.0 million revolving credit facility supports loans and letters of credit to satisfy financial assurance requirements, primarily associated with reclamation-related activities. As at September 30, 2006, the Company had drawn $191.4 million of this facility in the form of a $60.0 million LIBOR loan and letters of credit totalling $131.4 million. The Company repaid $80.0 million of amounts drawn on the credit facility during the quarter. The five and a half year $200.0 million term loan will support the Paracatu expansion project in Brazil. As of September 30, 2006, the Company was in compliance with the credit facility's various covenants.

        During 2005, the Company agreed to establish a method of funding additional cash calls from the Refugio mine rather than cash calling the joint venture partner, Bema Gold Corporation. ScotiaBank Sud Americano extended a $12.0 million credit facility to the Chilean company that owns the Refugio mine, Compania Minera Maricunga ("CMM"), of which Kinross owns 50%. As at December 31, 2005, CMM had drawn $11.0 million on this facility. During the first quarter of 2006, CMM reduced the draw-down on the facility to $9.9 million and the facility's limit was reduced to $10.0 million. An additional $4.7 million was paid down in the second quarter, the balance was repaid in the third quarter of 2006 and the facility was closed.

        On March 26, 2006, Rio Paracatu Mineracao ("RPM"), a subsidiary of the Company, borrowed $1.5 million to fund short-term pre-export financing. This short-term loan was payable in 30 days and had an interest rate of 4.95%. The loan was repaid during the second quarter. During the third quarter, RPM borrowed $8.4 million against this facility.

        On April 5, 2006, Kubaka entered into an $11.0 million working capital loan bearing interest at 11.00%, with repayment by March 30, 2007. As at September 30, 2006, Kubaka had drawn $9.2 million on the facility. The loan was repaid in full in October 2006.

Liquidity outlook

        The major uses of cash for the remainder of 2006, other than for operating expenses and general and administrative costs, include: additions to property, plant and equipment; reclamation and remediation obligations; and exploration and business development expenses. Additions to property, plant and equipment totalled $137.6 million during the first nine months, with a full year forecast of approximately $230.0 million. The full year capital expenditure forecast includes approximately $80.0 million of a total estimated $470.0 million Paracatu mine expansion project. Reclamation and remediation expenditures of $13.3 million were made in the first nine months, with expenditures expected to be $23.0 million for the year. In the third quarter of 2006, exploration and business development expenditures of $10.2 million were incurred for a total of $27.1 million for the first nine months of the year, of an expected $39.0 million for the year.

        It is expected that the Company's existing cash balances, cash flow from operations and new credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2006.

Contractual obligations and commitments

Financial Instruments

        From time to time, the Company manages its exposure to fluctuation in input commodity costs, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the risk management policy approved by the Company's Board of Directors.

Foreign currency

        The Company conducts the majority of its operations in the United States, Canada, Brazil and Chile. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while expenditures are incurred in U.S. and Canadian dollars, Brazilian reais and Chilean pesos. Periodically, the Company uses fixed forward contracts to partially hedge its costs incurred in non-U.S. dollar currencies. As at September 30, 2006, the Company had fixed forward contracts to sell $1.8 million U.S. dollars for Brazilian reais during the remaining 3 months of 2006 at an average exchange rate of 2.35 reais to one U.S. dollar. The mark-to-market unrealized gain on these forward contracts at September 30, 2006 was $0.3 million as compared with $0.1 million at December 31, 2005.

        For details on the hedging activities please refer to Note 5 "Financial instruments" of the accompanying consolidated financial statements.

7.     Critical Accounting Policies

        In the 2005 annual MD&A there is a full discussion and description of the Company's critical accounting policies. The preparation of the Company's consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These are fully described in the 2005 annual MD&A.

8.     Recent Pronouncements and Accounting Changes

        For a discussion of recent pronouncements and accounting changes please refer to Note 2 of the accompanying interim consolidated financial statements for the period ended September 30, 2006.

9.     Risk Analysis and Additional Information

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. For a discussion of risk factors and additional information please refer to the Company's 2005 annual MD&A, the Annual Information Form and other filings which are available on the Company's website www.kinross.com and on www.sedar.com or are available upon request from the Company.

Capital Projects

        There are certain assumptions which form the basis for the decision to proceed with the Paracatu Expansion Project. These assumptions include, but are not limited to, operating cost estimates, capital cost estimates, oil and electricity costs, gold price, regulatory and environmental regulation and currency exchange rates. A change in these assumptions may affect the final outcome of the project.

10.  Summary of Quarterly Results

(in millions, except per share amounts)	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004
Total metal sales	$223.6	$252.3	$198.3	$190.0	$181.1	$174.6	$179.8	$179.2
Net earnings (loss)	$50.3	$65.6	$8.9	$(154.3)	$(44.4)	$(16.4)	$(0.9)	$(88.0)
Basic and diluted earnings (loss) per share	$0.14	$0.19	$0.03	$(0.45)	$(0.13)	$(0.05)	$—	$(0.25)
Cash flow provided from operating activities	$85.8	$94.9	$20.1	$23.8	$52.5	$30.6	$26.8	$57.9

11.  Disclosure Controls and Procedures and Internal Controls

        Pursuant to regulations adopted by the United States Securities and Exchange Commission ("SEC"), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of Kinross' disclosure controls and procedures, as defined in paragraph (e) of Rule 13a-15 or 15d-15 of the Securities Exchange Act of 1934 (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying unaudited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures were effective.

Significant Changes in Internal Controls

        During the process of restating Kinross' 2003 and 2004 financial statements, management identified certain significant deficiencies relating to internal controls over financial reporting. These deficiencies were previously disclosed in Kinross' reports on Form 40-F for the years ended December 31, 2005 and 2004, and are:

  •
  Kinross' ability to consistently record and reconcile financial information in a timely manner;

  •
  Inconsistent inventory tracking and procedures at different operating locations;

  •
  Inadequate segregation of duties in particular areas;

  •
  Adequacy of staffing in certain areas, training and experience of personnel;

  •
  Inadequate documentation of accounting policies and procedures;

  •
  Inadequate processes and procedures in Kinross' financial statement review procedures; and

  •
  Deficiencies in certain areas of Kinross' technology systems.

        The deficiencies have been discussed with the Audit Committee, and management has initiated an action plan to address each of these areas. In addition, management is conducting a company-wide review of internal controls over financial reporting since those controls will be subject to an attestation report of Kinross' independent registered public accounting firm for the 2006 fiscal year as mandated by the SEC rules.

        Since filing its report on Form 40-F for the year ended December 31, 2005, management has continued to implement its plan to remedy the disclosed significant deficiencies. This includes formalization of an accounting policies and procedures manual, consolidation and improvement of financial reporting processes, hiring consultants and employees, and redistribution of work responsibilities where appropriate. Kinross will continue to address these issues throughout the remainder of 2006.

        Other than as discussed above, there were no significant changes to Kinross' system of internal control over financial reporting or in other areas during the year ended December 31, 2005, or since that time that could significantly affect, or are reasonably likely to materially affect, its internal control over financial reporting.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        Certain information contained in this MD&A, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this MD&A. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution readers not to place undue reliance upon these statements as a number of known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: any material deviation from the material assumptions identified below, as well as: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We refer the readers to the Risk Analysis section of our 2005 annual MD&A and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States for more details of certain risks that may affect Kinross.

        We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable laws.

        These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in our most recent annual information form and annual report as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) the Crown transaction closing successfully, permitting and development at Buckhorn proceeding on a basis consistent with our current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meeting expectations for the balance of 2006; (8) the accuracy of our current mineral reserve and mineral resource estimates. Some of the material assumptions made by Kinross involve confidential or particularly sensitive information and, accordingly, Kinross does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.

        The technical information about the Company's material mineral properties contained in this MD&A has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in millions of U.S. dollars, except share amounts)

		As at
		September 30, 2006	December 31, 2005
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	Note 4	$134.8	$97.6
Restricted cash		1.3	1.3
Accounts receivable and other assets	Note 4	34.5	27.8
Inventories	Note 4	100.9	115.2

		271.5	241.9
Property, plant and equipment	Note 4	1,319.5	1,064.7
Goodwill	Note 4	321.2	321.2
Long-term investments		30.5	21.2
Deferred charges and other long-term assets	Note 4	62.7	49.1

		$2,005.4	$1,698.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 4	$139.5	$132.2
Current portion of long-term debt	Note 6	20.4	9.4
Current portion of reclamation and remediation obligations	Note 7	28.8	36.3

		188.7	177.9
Long-term debt	Note 6	67.8	149.9
Reclamation and remediation obligations	Note 7	164.7	139.6
Future income and mining taxes		138.1	129.6
Other long-term liabilities		7.6	7.9
Redeemable retractable preferred shares	Note 8	—	2.7

		566.9	607.6

Commitments and contingencies	Note 12
Non-controlling interest		—	0.3

Convertible preferred shares of subsidiary company		14.7	14.1

Common shareholders' equity
Common share capital and common share purchase warrants	Note 8	1,998.6	1,777.6
Contributed surplus		54.5	52.6
Accumulated deficit		(628.1)	(752.9)
Cumulative translation adjustments		(1.2)	(1.2)

		1,423.8	1,076.1

		$2,005.4	$1,698.1

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		362,431,089	345,417,147

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited (expressed in millions of U.S. dollars, except per share and share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2006	2005	2006	2005
Revenue
Metal sales		$223.6	$181.1	$674.2	$535.5
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		115.6	113.1	362.5	337.2
Accretion and reclamation expense		25.8	3.1	31.7	9.0
Depreciation, depletion and amortization		25.0	41.3	81.2	130.2

		57.2	23.6	198.8	59.1
Other operating costs		8.5	0.7	15.8	5.1
Exploration and business development		10.2	7.3	27.1	18.6
General and administrative		13.6	12.9	38.4	33.8
Impairment charges:
Goodwill		—	6.7	—	6.7
Property, plant and equipment		—	30.1	—	30.1
Investments		—	0.1	—	0.7
Gain on disposal of assets and investments — net		(35.9)	(0.1)	(38.8)	(1.1)

Operating earnings (loss)		60.8	(34.1)	156.3	(34.8)
Other income (expense) — net	Note 4	0.5	(9.5)	(11.5)	(22.4)

Earnings (loss) before taxes and other items		61.3	(43.6)	144.8	(57.2)
Income and mining taxes expense		(11.0)	(0.5)	(19.7)	(4.0)
Non-controlling interest		0.2	(0.1)	0.3	0.1
Dividends on convertible preferred shares of subsidiary		(0.2)	(0.2)	(0.6)	(0.6)

Net earnings (loss)		$50.3	$(44.4)	$124.8	$(61.7)

Earnings (loss) per share
Basic		$0.14	$(0.13)	$0.36	$(0.18)
Diluted		$0.14	$(0.13)	$0.36	$(0.18)
Weighted average number of common shares outstanding (millions)	Note 10
Basic		352.6	345.3	348.6	345.2
Diluted		353.9	345.3	349.6	345.2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings (loss)	$50.3	$(44.4)	$124.8	$(61.7)
Adjustments to reconcile net earnings (loss) to net cash provided from
(used in) operating activities:
Depreciation, depletion and amortization	25.0	41.3	81.2	130.2
Accretion and reclamation expense	25.8	3.1	31.7	9.0
Impairment charges:
Goodwill	—	6.7	—	6.7
Property, plant and equipment	—	30.1	—	30.1
Investments	—	0.1	—	0.7
Gain on disposal of assets and investments — net	(35.9)	(0.1)	(38.8)	(1.1)
Future income and mining taxes	0.8	(3.4)	(1.1)	(4.9)
Non-controlling interest	(0.2)	0.1	(0.3)	(0.1)
Stock-based compensation expense	3.3	1.6	7.9	3.2
Unrealized foreign exchange (gains) losses and other	(1.7)	10.8	(0.7)	20.1
Changes in operating assets and liabilities:
Accounts receivable and other assets	1.6	1.5	(6.5)	9.1
Inventories	7.2	(2.9)	8.9	(14.0)
Accounts payable and other liabilities	9.6	8.0	(6.3)	(17.4)

Cash flow provided from operating activities	85.8	52.5	200.8	109.9

Investing:
Additions to property, plant and equipment	(61.1)	(32.8)	(137.6)	(109.5)
Crown Resources Corporation transaction costs — net	(0.6)	—	(0.6)	—
Proceeds from the sale of marketable securities	—	0.5	—	0.6
Proceeds from the sale of (additions to) long-term investments and other assets	28.6	3.8	29.0	(14.4)
Proceeds from the sale of property, plant and equipment	8.6	2.4	10.1	6.3
Disposals of short-term investments	—	(1.7)	—	4.7
Increase in restricted cash	—	0.2	—	0.1

Cash flow used in investing activities	(24.5)	(27.6)	(99.1)	(112.2)

Financing:
Issuance of common shares	2.1	0.4	7.1	1.5
Proceeds from the issuance of debt	9.7	—	23.7	35.8
Debt issuance costs	(2.5)	—	(2.5)	—
Repayment of debt	(84.8)	(0.4)	(94.8)	(1.3)

Cash flow (used in) provided from financing activities	(75.5)	—	(66.5)	36.0

Effect of exchange rate changes on cash	—	—	2.0	—

Increase in cash and cash equivalents	(14.2)	24.9	37.2	33.7
Cash and cash equivalents, beginning of period	149.0	56.7	97.6	47.9

Cash and cash equivalents, end of period	$134.8	$81.6	$134.8	$81.6

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

Unaudited (expressed in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Common share capital and common share purchase warrants
Balance at the beginning of the period	$1,789.8	$1,776.7	$1,777.6	$1,775.8
Common shares issued	3.4	0.4	13.0	1.5
Common shares issued on acquisitions	205.4	—	205.4	—
Transfer of fair value of expired warrants and options	—	—	(0.1)	—
Conversion of redeemable retractable preferred shares	—	—	2.7	(0.2)

Balance at the end of the period	$1,998.6	$1,777.1	$1,998.6	$1,777.1

Contributed surplus
Balance at the beginning of the period	$52.7	$51.2	$52.6	$49.4
Transfer of fair value of expired warrants and options	—	—	0.1	0.2
Transfer of fair value of exercised options	(1.1)	—	(4.1)	—
Stock-based compensation	2.9	0.8	5.9	2.4

Balance at the end of the period	$54.5	$52.0	$54.5	$52.0

Accumulated deficit
Balance at the beginning of the period	$(678.4)	$(554.2)	$(752.9)	$(536.9)
Net earnings (loss)	50.3	(44.4)	124.8	(61.7)

Balance at the end of the period	$(628.1)	$(598.6)	$(628.1)	$(598.6)

Cumulative translation adjustments
Balance at the beginning of the period	$(1.2)	$(1.2)	$(1.2)	$(1.2)

Balance at the end of the period	$(1.2)	$(1.2)	$(1.2)	$(1.2)

Total common shareholders' equity	$1,423.8	$1,229.3	$1,423.8	$1,229.3

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the three and nine months ended September 30, 2006
(in millions of U.S. dollars)

1.     NATURE OF OPERATIONS AND BASIS OF PRESENTATION

  Kinross Gold Corporation, its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold, the Company's primary product, is produced in the form of doré, which is shipped to refineries for final processing. The Company also produces and sells a limited amount of silver.

  The unaudited interim consolidated financial statements (the "financial statements") of the Company have been prepared in accordance with the accounting principles and methods of application disclosed in the audited consolidated financial statements for the year ended December 31, 2005.

  The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles ("CDN GAAP") for annual consolidated financial statements and accordingly the financial statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2005.

  Certain comparative figures for 2005 have been reclassified to conform to the 2006 financial statement presentation.

2.     ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

  Accounting changes

  (a)
  The Company adopted CICA ("Canadian Institute of Chartered Accountants") Handbook Section 3831, "Non-Monetary Transactions" ("Section 3831") for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. Section 3831 replaces Handbook Section 3830, "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions. The standard also requires that commercial substance replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. The adoption of Section 3831 did not have an impact on the Company's results of operations and financial position.

  (b)
  In October 2005, the Emerging Issues Committee issued CICA Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC 157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The Company adopted EIC 157 effective January 1, 2006 and there was no impact on the results of operations and financial position. The impact of EIC 157 on the Company's future results of operations and financial condition will depend on the terms contained in contracts signed or contracts amended in the future.

  (c)
  The CICA issued EIC 160, "Stripping Costs Incurred in the Production Phase of a Mining Operation" ("EIC 160") in March 2006 and is applicable to stripping costs incurred in fiscal years beginning on or after July 1, 2006. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period in which stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs could differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. The adoption of EIC 160 did not have an impact on the Company's results of operations and financial position. Under this application of EIC 160, the Company has capitalized $37.5 million in 2006.

  Recent pronouncements

  (i)
  On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for fiscal years beginning on or after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

          Other Comprehensive Income

    As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheet. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

          Financial Instruments — Recognition and Measurement.

    Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

          Hedges

    This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

  (ii)
  In July, 2006, the CICA reissued Handbook Section 1506 "Accounting Changes" which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made to provide more reliable and more relevant information in the financial statements. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended retrospectively. New disclosures are required in respect of such accounting changes. The adoption of this standard is not expected to have a significant effect on the Company's consolidated financial condition.

3.     ACQUISITION

  On August 31, 2006, Kinross completed the acquisition of 100% of the issued and outstanding shares of Crown Resources Corporation ("Crown") which owned the Buckhorn Mountain property ("Buckhorn") located in north central Washington State. Consideration paid was 0.32 of a common share of Kinross for each outstanding common share of Crown.

  On January 7, 2004, the Company had acquired 511,640 shares of Crown in a private placement for $1.0 million. On May 15, 2005, the Company had purchased a $10.0 million convertible debenture from Crown. The debenture was convertible into 5.8 million common shares of Crown.

  The following table reflects the preliminary purchase price allocation for the acquisition of Crown and is subject to final adjustments:

The purchase price was calculated as follows:
Common shares of Kinross issued to acquire 100% of Crown (14.6 million shares)	$205.4
Acquisition costs	2.7
Company's previous ownership interest in Crown	11.5

Total purchase price	$219.6

The purchase price was allocated as follows:
Current assets	$0.1
Property, plant and equipment(a)	219.8
Other long-term assets	0.1
Current liabilities	(0.3)
Reclamation and remediation obligations	(0.1)

Total purchase price	$219.6

  a)
  Property, plant and equipment includes mineral interests.

4.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  Cash and cash equivalents:

	September 30, 2006	December 31, 2005
Cash on hand and balances with banks	$47.5	$33.4
Short-term deposits	87.3	64.2

	$134.8	$97.6

  Accounts receivable and other assets:

	September 30, 2006	December 31, 2005
Trade receivables	$3.5	$1.4
Taxes recoverable	9.0	0.4
Prepaid expenses	8.6	6.5
Other	13.4	19.5

	$34.5	$27.8

  Inventories:

	September 30, 2006	December 31, 2005
In-process	$10.2	$12.7
Finished metal	23.1	26.0
Ore in stockpiles(a)	34.3	30.8
Ore on leach pads(b)	14.0	17.1
Materials and supplies(c)	50.2	55.3

	131.8	141.9
Long-term portion of ore in stockpiles	(30.9)	(26.7)

	$100.9	$115.2

  (a)
  Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets within this section.

  (b)
  Ore on leach pads at September 30, 2006, relates to the Company's 50% owned Round Mountain and Refugio mines. As at September 30, 2006, the weighted average cost per recoverable ounce of gold on the leach pads was $282 per ounce at Round Mountain and $212 at Refugio (December 31, 2005 — $275 per ounce, Round Mountain and $161 per ounce, Refugio). Based on current mine plans, the Company expects to place the last tonne of ore on its leach pads at Round Mountain in 2016 and at Refugio in 2028. The Company expects that substantially all economic ounces will be recovered within approximately twelve months following the date the last tonne of ore is placed on the leach pad.

  (c)
  As a result of the Kubaka mine ceasing operations and commencing reclamation activities, the materials and supplies inventory was written down for obsolescence by $7.6 million.

  Property, plant and equipment — net:

	September 30, 2006	December 31, 2005
Property, Plant and Equipment
Cost — net of write-down
Producing properties
Plant and equipment amortized on a straight-line basis	$192.4	$172.4
Plant and equipment amortized on units of production basis(a)(b)	1,093.0	995.9
Development properties	—	—
Exploration properties	—	4.4

Mineral Interests
Gross carrying value
Production stage	$965.6	$737.6
Development properties	—	15.2
Exploration properties	41.2	41.2

	$2,292.2	$1,966.7

Property, Plant and Equipment
Accumulated depreciation
Producing properties
Plant and equipment amortized on a straight-line basis	$(98.5)	$(80.9)
Plant and equipment amortized on units of production basis(a)(b)	(664.2)	(635.0)

Mineral Interests
Accumulated depreciation
Production stage	$(210.0)	$(186.1)
Development properties	—	—
Exploration properties	—	—

	$(972.7)	$(902.0)

Property, Plant and Equipment — net(c)	$1,319.5	$1,064.7

  (a)
  On June 19, 2006, Kinross signed a definitive agreement to sell the Lupin mine in the Territory of Nunavut to Wolfden Resources Inc. ("Wolfden"). Upon completion of this transaction, Wolfden will own the mine and the related property and Kinross will be relieved of its obligation to reclaim the mine site. Kinross will deliver to Wolfden a Canadian $3.0 million standby letter of credit that will be returned to Kinross if the mill is utilized for processing ore. If the Lupin mill is demolished by Wolfden without restarting the mill, the letter of credit will be drawn on to help fund the demolition costs. If the mill is restarted, Kinross has agreed to pay CDN $1.0 million and up to CDN $4.0 million if the mill is not restarted, for reclamation and closing of the tailings facility if the work is completed by the end of 2008. Kinross has also agreed to reimburse Wolfden for CDN $1.7 million of fuel costs in 2007 and Wolfden has agreed to pay Kinross a 1% royalty if the price of gold exceeds $500 per ounce.

  (b)
  On September 29, 2006, Kinross entered into a definitive agreement with Pegasus Mines Ltd. ("Pegasus"), Piper Capital Inc. ("Piper") and Garson Resources Ltd. ("Garson") to sell the New Britannia mine in Snow Lake, Manitoba. Upon completion of the transaction, Kinross will hold a 19.9% interest in Piper and Garson.

  (c)
  Capitalized interest included within property, plant and equipment was $2.3 million and $1.2 million during the nine months ended September 30, 2006 and 2005, respectively. Interest capitalized during the nine months ended September 30, 2006, related to capital expenditures at Fort Knox, Round Mountain and Paracatu and during the nine months ended September 30, 2005, related to the Porcupine Joint Venture, Refugio and Fort Knox.

  Goodwill:

  The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2006
	Dec 31, 2005	Additions	Impairment	Sept 30, 2006
Operating segments
Fort Knox	$—	$—	$—	$—
Round Mountain	86.5	—	—	86.5
La Coipa	71.4	—	—	71.4
Crixas	38.0	—	—	38.0
Paracatu	65.5	—	—	65.5
Musselwhite	29.0	—	—	29.0
Porcupine Joint Venture	—	—	—	—
Refugio	—	—	—	—
Kettle River	20.9	—	—	20.9
Other operations	9.9	—	—	9.9
Corporate and other	—	—	—	—

Total	$321.2	$—	$—	$321.2

  Long-term investments:

  Caledonia

  On July 5, 2006, the Company acquired 20.0 million shares of the Caledonia Mining Corporation ("Caledonia") with a value of $2.9 million in the sale of Blanket mine to Caledonia. See additional details in the gain on disposal of assets section within this note.

  Aquarius

  The Company acquired 100.0 million common shares and 25.0 million common share purchase warrants of St Andrew Goldfields ("St Andrew") as proceeds on the sale of Aquarius on May 10, 2006. Following the completion of the sale, St Andrew Goldfields completed a 20 to 1 share consolidation. As a result, at September 30, 2006, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants. See additional details in the gain on disposal of assets section within this note.

  Katanga

  During 2004, the Company entered into a shareholders' agreement providing for the incorporation of Kinross Forrest Ltd. ("KF Ltd.") and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Art Ditto, a former director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the total expenses incurred in the amount of approximately $0.3 million related to KF Ltd. The cost of the Company's 35% investment in KF Ltd. was less than $0.1 million.

  KF Ltd. is incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Générale des Carrières et des Mines ("Gecamines"), a Congolese state-owned mining enterprise. The 75% KF Ltd. — 25% Gecamines joint venture was formed for the purpose of exploiting the Kamoto Copper Project (the "Project") located in the Democratic Republic of Congo (the "DRC").

  On July 29, 2005, the Company and the other shareholders of KF Ltd. entered into an agreement (the "Option Agreement") with Balloch Resources Ltd. ("Balloch") giving Balloch the option to purchase all of the shares of KF Ltd. by funding a feasibility study ("Feasibility Study"), obtaining equity commitments to fund development of the first stage of the Project and issuing a number of common shares pro rata to each KF Ltd. shareholder in proportion to their holdings in KF Ltd. The number of Balloch shares to be issued to the KF Ltd. shareholders was to have been based on a formula dependent on the net present value of the Project as determined by the feasibility study.

  On September 2, 2005, in keeping with the Company's strategy to divest of its non-core interests and focus on precious metals properties, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch and retain the balance of its KF Ltd. holdings. Following the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch, consideration of $4.7 million was received. Based on an original cost of less than $0.1 million, the Company recorded a gain on sale of $4.7 million.

  On November 30, 2005, Balloch changed its name to Katanga Mining Ltd. ("Katanga").

  On March 15, 2006, the shareholders of KF Ltd. agreed to amend the Option Agreement waiving the requirement for Katanga to obtain equity funding for the first stage of development of the Project and fixing the number of shares of Katanga to be received by each shareholder of KF Ltd. On exercise of the option, Kinross was to receive 5,751,500 such shares of Katanga.

  On June 27, 2006, Katanga exercised its option, and accordingly Kinross received 5,751,500 shares of Katanga. At the time of the exercise of the option Kinross held an 11.67% interest in KF Ltd.

  On September 8, 2006, Kinross sold the 5,751,500 shares in Katanga through a private placement for proceeds of $31.4 million. See additional details in the gain on disposal of assets section within this note.

  Deferred charges and other long-term assets:

	September 30, 2006	December 31, 2005
Long-term ore in stockpiles(a)	$30.9	$26.7
Deferred charges, net of amortization	3.9	2.1
Long-term receivables	13.2	9.5
Deposit on capital purchase	12.3	—
Deferred acquisition costs	—	9.2
Other	2.4	1.6

	$62.7	$49.1

  (a)
  Long-term ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture which is not scheduled for processing within the next twelve months.

  Accounts payable and accrued liabilities:

	September 30, 2006	December 31, 2005
Trade payables	$38.9	$41.8
Accrued liabilities	49.4	42.3
Employee related accrued liabilities	17.9	18.3
Taxes payable	27.2	7.3
Other accruals	6.1	22.5

	$139.5	$132.2

  Consolidated Statements of Operations

  Gain on disposal of assets:

  Blanket

  On the sale of the Blanket mine to Caledonia, the Company recorded a gain of $2.9 million. As a result of deconsolidating the Zimbabwe operations in 2001, the mine had a carrying value of nil.

  Aquarius

  The Company closed the sale of the Aquarius property to St Andrew Goldfields on May 10, 2006, receiving proceeds of 100.0 million common shares and 25.0 million common share purchase warrants resulting in a gain on sale of $0.1 million. The Aquarius property was considered an asset held for sale at December 31, 2005.

  Katanga

  The Company sold 5,751,500 shares of Katanga on September 8, 2006 for proceeds of $31.4 million resulting in a gain of $31.3 million.

  Other income (expense) — net:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Interest income and other	$1.8	$1.8	$5.1	$5.3
Interest expense	(2.2)	(2.0)	(6.9)	(5.6)
Foreign exchange income (loss)	0.9	(8.5)	(9.7)	(21.4)
Non-hedge derivative gains	—	(0.8)	—	(0.7)

	$0.5	$(9.5)	$(11.5)	$(22.4)

  Consolidated Statements of Cash Flows

  Interest and taxes paid:

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Interest	$3.1	$2.3	$9.6	$6.3
Income taxes	$1.8	$0.9	$6.1	$4.3

5.     FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

  From time to time, the Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors.

  Gold

  At December 31, 2005, the Company had written call options outstanding on 255,000 gold ounces which had a mark-to-market liability of $6.2 million, based on the year end gold price of $513 per ounce. These written call options had an average strike price of $522 per ounce. Premiums received at the inception of these written call options are recorded as a liability and changes in the fair value of options are recognized in current earnings. During the nine months ended September 30, 2006, the Company closed out these written gold call options resulting in a loss of $8.2 million (pre-tax).

  At September 30, 2006, the Company was completely unhedged on its exposure to gold prices and did not have any forward sales or call option positions.

  The Company had put options of 37,500 gold ounces at September 30, 2006. These put options which were acquired in the combination with TVX Gold Inc. ("TVX") expire at various times during 2006 at a strike price of $250 per ounce. If the market price of gold remains above $250 per ounce throughout the year, these put options will expire unexercised.

  Foreign currency

  At September 30, 2006, the Company had fixed forward contracts to sell $1.8 million U.S. dollars and purchase Brazilian reais during the last three months of 2006 at an average forward exchange rate of 2.35 Brazilian reais for one U.S. dollar. The unrealized gain on these contracts at September 30, 2006 was $0.3 million (December 31, 2005 — $0.1 million).

6.     LONG-TERM DEBT AND CREDIT FACILITIES

  Long-term debt

		As at
	Interest Rates	September 30, 2006	December 31, 2005
Corporate revolving credit facility	Variable	$60.0	$140.0
Refugio credit facility	Variable	—	5.5
Paracatu short-term loan	5.88%	8.4	—
Kubaka working capital facility	11.00%	9.2	—
Fort Knox capital leases	5.0% - 5.25%	—	0.6
Refugio capital leases	5.7% - 6.2%	10.6	13.2

		88.2	159.3
Less: current portion		(20.4)	(9.4)

Long-term debt		$67.8	$149.9

  Syndicated credit facility

  The Company entered into an amended and restated revolving credit facility and term loan dated August 18, 2006 with a group of lenders for $500.0 million. The $300.0 million three year revolving credit facility will support Kinross' liquidity and letter of credit needs extending the previous credit facility of $295.0 million. The new five and a half year $200.0 million term loan will support the previously announced expansion program at the Paracatu mine in Brazil. In addition to the LIBOR loans of $60.0 million noted in the table above, the $300.0 million corporate revolving credit facility continues to provide support for letters of credit to satisfy financial assurance requirements, primarily associated with activities related to reclamation. As at September 30, 2006, letters of credit totaling $131.4 million were outstanding under this facility. During the three months ended September 30, 2006, the Company repaid $80.0 million of amounts previously drawn on the credit facility. The credit facility and term loan contain similar covenants to the previous credit facility.

  Refugio credit facility

  During 2005, ScotiaBank Sud Americano extended a $12.0 million credit facility to Compania Minera Maricunga ("CMM"), the Chilean company that owns the Refugio mine. Kinross owns 50% of CMM. The Company, along with its joint venture partner on the Refugio mine, Bema Gold Corporation, arranged for the credit facility to fund any additional CMM cash requirements. The Company was the guarantor of the agreement. During the three months ended March 31, 2006, the Company reduced the size of the facility to a maximum of $10.0 million. Funds drawn on the facility are in the form of one-year promissory notes with a maturity date of one year and bear an interest rate of 30 day LIBOR plus 1.24%. Interest is payable every 90 days on all drawn amounts. As at September 30, 2006, CMM had repaid all of the loans under this facility and the facility was closed.

  Paracatu short-term loan

  On March 26, 2006, Rio Paracatu Mineracao ("RPM"), a subsidiary of the Company, borrowed $1.5 million to fund short-term pre-export financing. This short-term loan was payable in 30 days and had an interest rate of 4.95%. This loan was repaid during the three months ended June 30, 2006. At September 30, 2006 RPM had borrowed $8.4 million to fund working capital requirements. This loan is payable in 30 days and has an interest rate of 5.88%.

  Kubaka working capital facility

  On April 5, 2006, Kubaka entered into a 300.0 million rouble denominated ($11.0 million) working capital loan. The loan bears an interest rate of 11.00% and is repayable by March 30, 2007. As at September 30, 2006, Kubaka had drawn $9.2 million on the credit facility. On October 4, 2006, the loan was fully repaid.

7.     RECLAMATION AND REMEDIATION OBLIGATIONS

  The following table provides a reconciliation of the reclamation and remediation obligations for the following periods:

	As at
	September 30, 2006	December 31, 2005
Balance at beginning of period,	$175.9	$131.7
Additions resulting from acquisitions	0.1	—
Reclamation spending	(13.3)	(24.0)
Accretion and reclamation expenses	31.7	56.0
Reduction of liability due to disposal	(0.9)	—
Asset retirement cost	—	12.2

Balance at end of period	$193.5	$175.9

8.     COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for the nine months ended September 30, 2006, is as follows:

	Nine months ended September 30, 2006
	Number of shares	Amount
	(000's)	$
Common shares
Balance, beginning of period	345,417	$1,768.2
Issued (cancelled):
Shares issued on acquisition of Crown	14,648	$205.4
Under employee share purchase plan	122	1.3
Under stock option and restricted share plans	1,386	11.7
Expiry of TVX and Echo Bay options	—	(0.1)
Conversions:
Redeemable retractable preferred shares(a)	858	2.7

Balance, end of period	362,431	$1,989.2

Common share purchase warrants
Balance, beginning and end of period	8,333	$9.4

Total common share capital		$1,998.6

  (a)
  At December 31, 2005, the Company had 311,933 redeemable retractable preferred shares outstanding. These shares, which were held by a former senior officer and director of the Company, were convertible into common shares at 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. During the three months ended March 31, 2006, all the remaining redeemable retractable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

  Shareholders' rights plan

  On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure that all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan addresses the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximize shareholder value.

  The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will constitute a Permitted Bid if it is made by the way of a take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

  Under the Plan, one right is issued for each common share of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements. In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time. The Plan was ratified by shareholders of the Company at the Company's annual and special meeting of shareholders.

9.     STOCK OPTIONS

  There were 63,000 and 1,929,255 options granted during the three months and nine months ended September 30, 2006, respectively. The Black-Scholes weighted average assumptions for the three months and nine months ended relating to expected dividend yield, expected volatility, risk-free interest rate, and expected option life in years were; 0% and 0%, 36.6% and 36.3%, 4.2% and 4.8%, and 3.5 years and 3.5 years, respectively. The weighted average fair value per stock option granted for the three months and nine months ended September 30, 2006, was $4.43 and $4.21, respectively.

10.  EARNINGS (LOSS) PER SHARE

  Earnings (loss) per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated based on the treasury stock method and the if-converted method. The following table details the calculation of the weighted average number of outstanding common shares for the purposes of computing basic and diluted earnings per common share for the following periods:

	Three months ended		Nine months ended
(Number of common shares in thousands)	September 30, 2006	September 30, 2005(a)	September 30, 2006	September 30, 2005(a)
Basic weighted average shares outstanding:	352,555	345,300	348,570	345,194
Weighted average shares dilution adjustments:
Dilutive stock options(b)	209	—	136	—
Restricted shares	1,170	—	911	—
Kinam preferred shares	—	—	—	—

Diluted weighted average shares outstanding	353,934	345,300	349,617	345,194

Weighted average shares dilution adjustments — exclusions:(c)
Stock options	205	—	205	—
Kinam preferred shares	331	—	331	—
Common share purchase warrants	—	—	—	—

  (a)
  As a result of the net loss from continuing operations for the three and nine months ended September 30, 2005, diluted earnings per share was calculated from the basic weighted average shares outstanding because to do otherwise would be anti-dilutive.

  (b)
  Dilutive stock options were determined by using the Company's average share price for the period. For the three and nine months ended September 30, 2006, the average share prices used were $12.26 and $11.11 per share, respectively. For the three and nine months ended September 30, 2005, the average share prices used were $6.53 and $6.22 per share, respectively.

  (c)
  These adjustments were excluded, as they were anti-dilutive for the three and nine months ended September 30, 2006 and 2005, respectively.

11.  SEGMENTED INFORMATION

  With the acquisition of Crown Resources Corporation, Kettle River has been reclassified as a reportable operating segment as of September 30, 2006. The Refugio mine was re-commissioned in 2005 and was reclassified as a reportable operating segment from other operations as of January 1, 2006.

  Operating results by segments

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended September 30, 2006:
Operating segments
Fort Knox	$54.0	$24.3	$0.4	$5.1	$0.4	$—	$0.1	$23.7
Round Mountain	54.7	25.2	0.4	2.2	1.6	—	—	25.3
La Coipa	14.5	9.2	0.2	3.4	0.5	—	0.3	0.9
Crixas	14.1	4.0	—	3.4	0.4	—	(0.1)	6.4
Paracatu	28.0	16.8	0.2	3.2	0.3	—	(1.3)	8.8
Musselwhite	11.2	8.3	—	2.6	0.4	—	—	(0.1)
Porcupine Joint Venture	25.0	14.0	0.5	3.0	1.4	—	—	6.1
Refugio	16.2	8.6	0.1	1.7	0.8	—	0.4	4.6
Kettle River	0.5	—	0.2	—	—	—	1.3	(1.0)
Other operations	5.5	5.5	0.2	—	0.9	—	7.5	(8.6)
Corporate and other(d)	(0.1)	(0.3)	23.6	0.4	3.5	—	(22.0)	(5.3)

Total	$223.6	$115.6	$25.8	$25.0	$10.2	$—	$(13.8)	$60.8

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the three months ended September 30, 2005:
Operating segments
Fort Knox	$34.9	$21.9	$0.3	$8.6	$0.3	$—	$0.1	$3.7
Round Mountain	47.8	26.8	0.5	9.0	0.7	—	—	10.8
La Coipa	12.5	10.8	0.1	3.7	0.2	—	—	(2.3)
Crixas	8.9	3.2	—	3.1	0.1	—	—	2.5
Paracatu	21.1	12.8	0.2	4.4	2.5	—	0.5	0.7
Musselwhite	9.2	7.0	—	3.2	0.3	—	0.1	(1.4)
Porcupine Joint Venture	17.4	12.4	0.2	2.9	1.0	—	—	0.9
Refugio	2.7	1.6	0.1	—	—	—	—	1.0
Kettle River	8.3	5.4	0.2	2.9	0.1	—	0.5	(0.8)
Other operations	17.3	10.6	0.1	3.0	0.6	—	(0.1)	3.1
Corporate and other(d)	1.0	0.6	1.4	0.5	1.5	36.9	12.4	(52.3)

Total	$181.1	$113.1	$3.1	$41.3	$7.3	$36.9	$13.5	$(34.1)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the nine months ended September 30, 2006:
Operating segments
Fort Knox	$160.3	$75.3	$1.0	$17.7	$0.6	$—	$0.3	$65.4
Round Mountain	161.7	76.2	1.2	9.9	3.5	—	—	70.9
La Coipa	58.1	31.3	0.7	12.4	1.4	—	0.9	11.4
Crixas	43.4	13.7	0.1	9.4	0.7	—	(0.2)	19.7
Paracatu	80.2	46.5	0.6	9.4	0.8	—	0.1	22.8
Musselwhite	32.3	23.3	0.1	7.8	1.3	—	—	(0.2)
Porcupine Joint Venture	69.6	44.0	1.4	8.4	3.4	—	0.3	12.1
Refugio	51.1	29.5	0.2	5.0	1.4	—	0.5	14.5
Kettle River	2.4	0.8	0.6	—	0.1	—	3.9	(3.0)
Other operations	21.3	21.2	0.5	—	3.1	—	10.3	(13.8)
Corporate and other(d)	(6.2)	0.7	25.3	1.2	10.8	—	(0.7)	(43.5)

Total	$674.2	$362.5	$31.7	$81.2	$27.1	$—	$15.4	$156.3

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the nine months ended September 30, 2005:
Operating segments
Fort Knox	$103.0	$62.5	$0.9	$25.6	$0.5	$—	$0.6	$12.9
Round Mountain	127.2	73.8	1.4	30.7	1.2	—	—	20.1
La Coipa	44.3	34.9	0.3	11.8	0.7	—	0.3	(3.7)
Crixas	29.9	10.4	0.1	9.1	0.2	—	—	10.1
Paracatu	57.1	36.4	0.6	12.4	4.7	—	0.5	2.5
Musselwhite	27.0	20.3	0.1	9.6	1.4	—	0.1	(4.5)
Porcupine Joint Venture	62.0	39.1	0.7	11.5	2.9	—	0.2	7.6
Refugio	4.9	2.9	0.1	—	—	—	—	1.9
Kettle River	23.4	15.2	0.4	8.5	0.3	—	0.7	(1.7)
Other operations	51.6	36.2	0.3	9.3	1.4	—	0.3	4.1
Corporate and other(d)	5.1	5.5	4.1	1.7	5.3	37.5	35.1	(84.1)

Total	$535.5	$337.2	$9.0	$130.2	$18.6	$37.5	$37.8	$(34.8)

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.

  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

  (c)
  Other includes other operating costs, general and administrative expenses and gain on disposals of assets.

  (d)
  Includes corporate, shutdown operations and other non-core operations.

  Segment assets and Capital expenditures

  The following table details the segment assets and capital expenditures for the following periods:

	Segment assets		Capital expenditures
	As at		Three months ended September 30,		Nine months ended September 30,
	Sept 30, 2006	Dec 31, 2005
			2006	2005	2006	2005
Operating segments
Fort Knox	$182.1	$161.4	$15.0	$11.0	$36.5	$33.3
Round Mountain	183.0	174.6	10.3	0.9	18.7	3.6
La Coipa	159.2	156.0	1.2	0.6	7.1	2.8
Crixas	98.2	96.2	2.1	1.9	6.1	4.8
Paracatu	584.1	550.9	20.5	4.5	38.1	13.8
Musselwhite	114.7	119.5	1.0	1.3	3.3	3.2
Porcupine Joint Venture	108.0	103.3	4.0	5.5	14.4	18.3
Refugio	94.5	87.7	0.3	5.6	3.3	27.1
Kettle River	261.6	26.7	6.7	0.2	8.6	0.2
Other operations	33.0	96.9	—	—	—	0.2
Corporate and other(a)	187.0	124.9	—	1.3	1.5	2.2

Total	$2,005.4	$1,698.1	$61.1	$32.8	$137.6	$109.5

  (a)
  Includes corporate, shutdown operations and other non-core operations. Also includes $87.0 million and $63.5 million in cash and cash equivalents held at the Corporate level as at September 30, 2006 and December 31, 2005, respectively.

  Metal sales and Property, plant and equipment by geographical regions

	Metal sales				Property, plant & equipment
	Three months ended September 30,		Nine months ended September 30,		As at
					September 30, 2006	December 31, 2005
	2006	2005	2006	2005
Geographic information:
United States	$109.2	$91.0	$324.4	$253.6	$440.6	$173.8
Canada	36.1	27.6	95.7	94.1	178.4	195.2
Brazil	42.1	(5.4)	123.6	51.6	565.6	552.7
Chile	30.7	15.2	109.2	49.2	134.9	143.0
Russia	5.5	52.7	21.3	87.0	—	—

Total	$223.6	$181.1	$674.2	$535.5	$1,319.5	$1,064.7

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the three months ended September 30, 2006, sales to five customers totaled $59.7 million, $37.1 million, $30.7 million, $25.9 million and $24.4 million. For the three months ended September 30, 2005, sales to five customers totaled $32.0 million, $28.9 million, $27.1 million, $22.6 million and $20.1 million.

  For the nine months ended September 30, 2006, sales to four customers totaled $159.8 million, $105.1 million, $98.4 million and $65.4 million. For the nine months ended September 30, 2005, sales to four customers totaled $169.0 million, $83.6 million, $80.0 million and $79.6 million.

12.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Other legal matters

  The Company is from time to time involved in legal proceedings, arising from the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the tax authorities over the Company's interpretation of the country's income tax rules.

  Guarantee of third party contracts

  The Company has guaranteed the debt of one of its joint ventures. Under the agreement, the Company will stand ready to perform should the joint venture be unable to fulfill the payment under the credit facility. The joint venture will use its cash flows to satisfy the debt prior to making distributions to the Company's joint venture partner. The outstanding debt was completely repaid during the three months ended September 30, 2006.

13.  SUBSEQUENT EVENTS

  Kettle River

  On October 17, 2006, the Okanagan Highlands Alliance filed an administrative appeal of the water rights and stormwater permits issued by the Washington State Department of Ecology and the reclamation permit issued by the Washington State Department of Natural Resources. The appeal asserts that the permits were improperly issued and that the Supplemental Environmental Impact Statement prepared by the State supporting the permits is inadequate. While it would be premature to predict the outcome of the appeal at this stage of the proceedings, Kinross believes that it has substantial defences to the appeal, including any motion for a stay of operations.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION ("MD&A")
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in millions of U.S. dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS Unaudited (expressed in millions of U.S. dollars, except per share and share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS Unaudited (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY Unaudited (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS As at and for the three and nine months ended September 30, 2006 (in millions of U.S. dollars )